SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

inSilicon Corporation
(Name of Subject Company (issuer))

Ferrite Acquisition Corp. (Offeror)
Synopsys, Inc. (Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK
(Title of Class of Securities)
45769H108
(CUSIP Number of Class of Securities)

Aart J. De Geus
Chief Executive Officer
Synopsys, Inc.
700 East Middlefield Road
Mountain View, CA 94043
(650) 584-5000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:
Aaron J. Alter, Esq.
Steve L. Camahort, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$72,514,715	$6,671.35

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, based on the product of (i) $4.05 (i.e. the tender offer price) and (ii) 17,904,868, the maximum number of shares of inSilicon common stock to be acquired in this tender offer and the merger (including 744,332 shares issuable upon redemption of the exchangeable preferred stock of inSilicon Canada Ltd. and 1,963,613 shares issuable upon exercise of options with a per share price less than or equal to the tender offer price).

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 16, 2002, equals 0.0092% of the transaction valuation.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $209,040.53	Filing Party: Synopsys, Inc.
Form or Registration No.: Form S-4	Date Filed: December 21, 2001

☐    Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEMS 1-11.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Ferrite Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation (“Synopsys”), to purchase all the outstanding shares of Common Stock (the “Shares”) of inSilicon Corporation, a Delaware corporation (“inSilicon”), at a purchase price of $4.05 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 6, 2002 (the “Offer to Purchase”), and in the related Letters of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1), (a)(2) and (a)(3) hereto, respectively. This Schedule TO is being filed on behalf of the Purchaser and Synopsys. The information set forth in the Offer to Purchase, including Schedule I thereto, and the related Letters of Transmittal, are hereby incorporated by reference in answer to Items 1-11 of this Schedule TO.

ITEM 12.    Exhibits.

(a)(1)	Offer to Purchase, dated August 6, 2002.

(a)(2)	Letter of Transmittal.

(a)(3)	Special Letter of Transmittal.

(a)(4)	Notice of Guaranteed Delivery.

(a)(5)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)	Instructions for Form W-8BEN.

(a)(9)
Joint Press Release issued by Synopsys and inSilicon on July 23, 2002 (incorporated by reference to Synopsys’s Schedule TO (preliminary communication) filed with the Securities and Exchange Commission on July 24, 2002, Exhibit (a)(5)(1)).

(a)(10)	Summary Newspaper Advertisement published August 6, 2002.

(a)(11)	Supplement to be delivered to stockholders of inSilicon who are residents of Ontario, Canada.

(b)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of July 23, 2002, among Synopsys, Purchaser and inSilicon (incorporated by reference to Synopsys’s Schedule 13D filed with the Securities and Exchange Commission on July 31, 2002, Exhibit (2)(a)).

(d)(2)
Tender and Voting Agreement, dated as of July 23, 2002, between Synopsys and Phoenix Technologies Ltd. (incorporated by reference to Synopsys’s Schedule 13D filed with the Securities and Exchange Commission on July 31, 2002, Exhibit (3)(a)).

(d)(3)
Form of Tender and Voting Agreement entered into by Synopsys and each director and executive officer of Synopsys, together with an introductory table showing the number of shares of inSilicon Common Stock beneficially owned by each such director and executive officer (incorporated by reference to Synopsys’s Schedule 13D filed with the Securities and Exchange Commission on July 31, 2002, Exhibit (3)(b)).

(d)(4)	Confidentiality Agreement, dated June 7, 2002, among Synopsys, inSilicon and Phoenix Technologies Ltd.

(d)(5)	Exclusivity Letter Agreement, dated June 7, 2002, as amended July 12, 2002.

(g)	Not applicable.

(h)	Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FERRITE ACQUISITION CORP.

By:	/s/ ROBERT B. HENSKE

	Name:	Robert B. Henske
	Title:	Vice President

SYNOPSYS, INC.

By:	/s/ ROBERT B. HENSKE

	Name:	Robert B. Henske
	Title:	Chief Financial Officer

Dated: August 6, 2002

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INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Offer to Purchase, dated August 6, 2002.

(a)(2)	Letter of Transmittal.

(a)(3)	Special Letter of Transmittal.

(a)(4)	Notice of Guaranteed Delivery.

(a)(5)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)	Instructions for Form W-8BEN.

(a)(9)
Joint Press Release issued by Synopsys and inSilicon on July 23, 2002 (incorporated by reference to Synopsys’s Schedule TO (preliminary communication) filed with the Securities and Exchange Commission on July 24, 2002, Exhibit (a)(5)(1)).

(a)(10)	Summary Newspaper Advertisement published August 6, 2002.

(a)(11)	Supplement to be delivered to stockholders of inSilicon who are residents of Ontario, Canada.

(b)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of July 23, 2002, among Synopsys, Purchaser and inSilicon (incorporated by reference to Synopsys’s Schedule 13D filed with the Securities and Exchange Commission on July 31, 2002, Exhibit (2)(a)).

(d)(2)
Tender and Voting Agreement, dated as of July 23, 2002, between Synopsys and Phoenix Technologies Ltd. (incorporated by reference to Synopsys’s Schedule 13D filed with the Securities and Exchange Commission on July 31, 2002, Exhibit (3)(a)).

(d)(3)
Form of Tender and Voting Agreement entered into by Synopsys and each director and executive officer of Synopsys, together with an introductory table showing the number of shares of inSilicon Common Stock beneficially owned by each such director and executive officer (incorporated by reference to Synopsys’s Schedule 13D filed with the Securities and Exchange Commission on
July 31, 2002, Exhibit (3)(b)).

(d)(4)	Confidentiality Agreement, dated June 7, 2002, among Synopsys, inSilicon and Phoenix Technologies Ltd.

(d)(5)	Exclusivity Letter Agreement, dated June 7, 2002, as amended July 12, 2002.

(g)	Not applicable.

(h)	Not applicable.